September 16, 2011

BY EDGAR

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Sierra Wireless, Inc.
Response to comment letter dated September 1, 2011
Form 40-F for the fiscal year ended December 31, 2010
Filed March 18, 2011
File No. 0-30718

Dear Mr. Spirgel:

This letter is in response to the comment letter dated September 1, 2011 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Jason Cohenour, President and Chief Executive Officer of Sierra Wireless, Inc. (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the headings used in the Letter.

COMMENT:

EXHIBIT 1.3: MANAGEMENT'S DISCUSSION AND ANALYSIS

Research and development, page 14
(1)
We note that you amended your agreement with the Government of Canada in March 2009 to change the basis for repayment from a formula based on future revenues to a fixed amount of $2.5 million per year for five years beginning March 1, 2009. Please tell us whether you accrued the $12.5 million liability in March 2009 or your basis for not accruing the entire liability in March 2009.

13811 Wireless Way
Richmond, BC	Main +1 604 231 1100
CANADA, V6V 3A4	Fax +1 604 231 1109	www.sierrawireless.com

Response:

In March 2009, the Company signed an amended agreement to pay a total of Cdn $2.5 million over five years (not a total of $12.5 million as indicated in your letter).  The Company accrued the full liability associated with this amended agreement in March 2009.

Critical accounting estimates, page 18
(2)
We note your disclosure on page 2 and elsewhere in your document that on September 25, 2010 you implemented an organizational structure that establishes three business units: M2M Embedded Solutions, Mobile Computing and Solutions & Services. We also note your disclosure on page 19 that you have one reporting unit as of December 31, 2010. Addressing paragraphs ASC 350-20-35-33 through 35-46 tell us how you determined that you have one reporting unit at December 31, 2010.

Response:
Background:

The Company has undergone considerable change over the past two years.  Prior to 2009, the Company was primarily a North American-based supplier of mobile broadband devices focused on the mobile computing market.  On February 27, 2009, the Company completed the acquisition of Wavecom S.A. (“Wavecom”), a France-based company engaged in broadband modules and services for the machine to machine (“M2M”) market.  The acquisition was followed by a period of consolidation and restructuring of management and systems that was substantially concluded in late 2010.

During 2009, due to the immaturity of the integration of management and systems, the Company was managed primarily as two separate units; the legacy Sierra Wireless business and the legacy Wavecom business.  Management was not yet fully integrated and the two units maintained separate financial systems.

By late 2010, the management restructuring was largely completed, aligned along the three business units to which the Company refers in its disclosures; M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  The restructuring focused on aligning sales and marketing and certain research and development (“R&D”) activities, leaving certain other R&D, operational and general and administrative expenses shared across the business units.  The integration of financial systems in a form that provided financial information in alignment with the new business unit structure was not effective until January 1, 2011.

Reporting unit as at December 31, 2010:
The Company considered the guidance provided by ASC Topics 350 and 280 in determining that it had one reporting unit as at December 31, 2010.

According to ASC 280-10-50-1, An operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses…

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker…

c)	Its discrete financial information is available.

Giving consideration to this paragraph, the Company concluded that while the three business units satisfied the business activities criterion (a), due to the immaturity of the Company’s systems integration, it was unable to satisfy the discrete financial information criterion (c), and hence it was unable to fully satisfy the operating results review criterion (b).  Based on this assessment, the Company concluded that it had one operating segment as at December 31, 2010.

According to ASC 350-20-35-35, A component of an operating segment is a reporting unit if the component constitutes a business of a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

Giving consideration to this paragraph, the Company concluded that the same financial systems limitations that restricted the Company to one operating segment, also prevented it from further segregating that financial information into components of an operating segment.  As at December 31, 2010, the unavailability of discrete financial information limited the Company to one reporting unit.

Subsequent to December 31, 2010:

As noted above, the Company’s financial systems restructuring work was largely completed and effective as at January 1, 2011.  To that end, based on the guidance provided by ASC Topic 280, the Company re-evaluated its segmentation, and concluded that the Company has three operating segments.

Based on the aggregation criteria provided in ASC paragraph 280-10-50-11 and the quantitative threshold guidance provided in ASC paragraphs 280-10-50-12 to 280-10-50-19, the Company concluded that it has two reportable segments, as described in further detail in the response to Comment No. 3 below.  The Staff will note the new segmentation disclosure in the Company’s Management’s Discussion and Analysis and its unaudited interim consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011.  These documents were furnished to the SEC on Form 6-Ks dated May 11, 2011 and August 10, 2011, respectively.

Critical accounting estimates, page 18
(3)	Addressing paragraphs ASC 280-10-50-1 through 50-19 tell us the operating segments that you aggregate into your reportable segment.

Response:
Reportable segment as at December 31, 2010:

For the reasons described in the Company’s response to Comment No. 2 above, the Company concluded that it had one operating segment as at December 31, 2010.  As noted, the Company considered the guidance provided by ASC Topic 280 in determining the reportable segment as at December 31, 2010.

According to ASC 280-10-50-10, A public entity shall report separately information about each operating segment that meets both of the following criteria:

a)	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph

b)	Exceeds the quantitative thresholds in paragraph 280-10-50-12.

Giving consideration to this paragraph, the Company concluded that the financial systems limitations described above that restricted the Company to one operating segment, by definition, restrict it also to one reportable segment.  As at December 31, 2010, the unavailability of discrete financial information limited the Company to one reportable segment.

Subsequent to December 31, 2010:

As noted above, the Company’s financial systems restructuring work was largely completed and effective as at January 1, 2011.  To that end, based on the guidance provided by ASC Topic 280, the Company re-evaluated its segmentation, concluding that the Company has three operating segments.  More specifically, in accordance with ASC paragraph 280-10-50-10, each of the Company’s three new business units has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses…

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker…

c)	Its discrete financial information is available.

The Company considered the guidance provided by ASC Topic 280 and determined that the reportable segments subsequent to December 31, 2010 are Machine-to-Machine (“M2M”) and Mobile Computing.

According to ASC 280-10-50-11, …..Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas …:

a)	The nature of the products and services

b)	The nature of the production processes

c)	The type or class of customer for their products and services

d)	The methods used to distribute their products or provide their services

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company considered whether its smallest operating segment, Solutions & Services might be aggregated with one of its larger operating segments and concluded that it met the criteria to be aggregated with the Company’s M2M operating segment.  More specifically, both operating segments:

a)	regarding the nature of the products and services, provide integrated solutions of hardware and software to the marketplace known in the industry as the Machine to Machine market

b)	regarding the nature of the production processes, are manufactured using the same manufacturing facilities and similar production planning practices

c)	regarding the type or class of customer for their products and services, supply similar customer types, and often market each other’s products because of their integrated nature,

d)	regarding the methods used to distribute their products or provide their services, have distribution channels in similar geographic areas and use a direct sale strategy to enterprise customers, and

e)	regarding the nature of the regulatory environment, operate in the same jurisdictions.

The Company also considered the guidance provided by Topic 280 in determining whether the smaller Solutions & Services operating segment that it proposed to aggregate with the larger M2M operating segment, exceeded the quantitative thresholds that would prohibit its aggregation.

According to ASC 280-10-50-12, A public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds…:

a)	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b)	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

	1.	The combined reported profit of all operating segments that did not report a loss

	2.	The combined reported loss of all operating segments that did report a loss

c)	Its assets are 10 percent or more of the combined assets of all operating segments

The Company concluded that its Solutions & Services operating segment, did not exceed any of the 10 percent quantitative threshold criteria above and as a result, its aggregation with the M2M segment was appropriate.

The Staff will note the new segmentation disclosure in the Company’s Management’s Discussion and Analysis and its unaudited interim consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011.  These documents were furnished to the SEC on Form 6-Ks dated May 11, 2011 and August 10, 2011, respectively.

EXHIBIT 1.2 FINANCIAL STATEMENTS

Note 19 - Commitments and Contingencies, page 22
(4)
Refer to your disclosure of Legal Proceedings on page 23. We note your statements on pages 23, 24 and 25 that you are "currently assessing" your obligations. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer 10 ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally:

	•	explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and

	•	for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

In the normal course of its business, the Company is subject to various litigation, claims and arbitration matters.  As part of the process of preparing its consolidated financial statements and related disclosures for each reporting period, management consults with the Company's legal counsel and technical experts on each unresolved case to assess the likelihood of an unfavorable outcome.  In most instances, an accrual has been made to provide for any probable losses that may arise from these matters.  For those matters, management has determined that the reasonably possible loss, in excess of amounts already recognized, would not be material.  This conclusion is based upon currently available information for those proceedings in which the Company is involved, taking into account management’s best estimate of such losses for those cases for which an estimate can be made.

For certain cases, management has concluded that it is unable to estimate the losses at the present time.  In this regard, it is important to note that the industry in which the Company operates has many participants that own, or claim to own, intellectual property.  In the Company’s experience, litigation, particularly patent litigation, is inherently uncertain, and has become even more unpredictable in recent years with the increasing number of patent claims brought by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  Activity in this area by third parties with tenuous patent claims is increasing.  Numerous factors contribute to this inherent unpredictability, including: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.  Because of the uncertainty of the outcome of each of these cases, management is not able to estimate any potential loss or range of loss.  To do otherwise would require the Company to speculate in a manner that could result in disclosure that is misleading to the Company's shareholders.

As noted in the Company's current disclosure, its assessment of these matters is an ongoing process.  To the extent that the Company is able to determine with respect to any litigation that there exists a reasonable possibility that a loss exceeding amounts already recognized may be incurred that could be material, it will either disclose in the notes to its financial statements an estimate of the additional loss or range of loss, or state that such an estimate could not be made.

The Company will enhance the disclosure in the notes to the Company's consolidated financial statements as follows:

The company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business.  The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to the Company's results of operations or financial condition.

In some instances, the company is unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company.  There are many reasons that the company cannot make these assessments, including, among others, one or more of the following:  the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

The Company is required to apply judgment with respect to any potential loss or range of loss in connection with a litigation.  While the Company believes it has meritorious defenses to the claims asserted against it in its currently outstanding litigations, and it intends to defend itself vigorously in all its cases, in light of the inherent uncertainties in litigation, there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Company for those cases for which an estimate can be made, and losses in connection with any litigation for which the Company is not presently able to reasonable estimate any potential loss or range of loss could be material to the Company's results of operations and financial condition.

(5)
We also note that several legal proceedings have been settled during the periods presented or prior to issuance of the financial statements but that the settlement amounts are confidential. Please tell us if any of these settlements are individually or in the aggregate material to the financial statements as a whole. If material and to the extent that there were multiple settlements in a single period, please tell us why you believe you are not able to disclose the aggregate settlement amount for several confidential settlements during the period.

Response:
None of the settlements are individually, or in the aggregate, material to the financial statements as a whole.

*          *          *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (604) 231-1100 with any questions concerning this letter.

Yours truly,

SIERRA WIRELESS, INC.

/s/ DAVID MCLENNAN

David McLennan
Chief Financial Officer

cc:	Claire DeLabar, Senior Staff Accountant, Securities and Exchange Commission
Ivette Leon, Assistant Chief Accountant, Securities and Exchange Commission
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jocelyn Kelley, Esq., Blakes, Cassels & Graydon LLP